Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated April 10, 2015

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, April 10, 2015 – As a complement to the Market Announcements released on April 2 and 6, 2015, regarding the fire accident in part of Ultracargo’s terminal in Santos (in the state of São Paulo), Ultrapar Participações S.A. ("Ultrapar") hereby informs that the operations of such terminal were suspended by determination of the Santos Municipal Government.

Ultracargo has a total of 175 tanks at the terminal in Santos. In 2014 its activities in Santos generated net revenue of R$ 114 million and EBITDA contribution of R$ 69 million, equivalent to 2% of Ultrapar’s EBITDA.

Ultracargo informs that its terminal in Santos has always operated with all licenses and permits required and that its operations comply with all the applicable laws, regulations and technical standards. The company informs it will provide all the necessary clarifications to the Santos Municipal Government and will continue to cooperate with the authorities.

Ultracargo is undertaking all necessary efforts to minimize the impacts of this event, and reinforces its gratitude to the hard work of everyone involved.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated April 2 and 6, 2015)